EXHIBIT 99.12
Indian GAAP Consolidated Statement, Notes and Report

Auditor’s Report on Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To,
Board of Directors of Infosys Technologies Limited

We have audited the quarterly consolidated financial results of Infosys Technologies Limited (the Company) for the quarter ended 31 March 2008 and the consolidated year to date results for the period 1 April 2007 to 31 March 2008, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These quarterly financial results as well as the consolidated year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued by the Institute of Chartered Accountants of India and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us these consolidated quarterly financial results as well as the consolidated year to date results:

a. include the quarterly financial results and year to date of the following entities:

    1. Infosys BPO Limited;
    2. Infosys BPO s.r.o;
    3. Infosys Consulting Inc;
    4. Infosys Technologies (Australia) Pty Limited;
    5. Infosys Technologies (China) Co. Limited;
    6. Infosys Technologies S. De R.L.De C.V. – Mexico;
    7. P- Financial Services Holding B.V. Netherlands;
    8. P- Financial Services Poland Sp z.o.o;
    9. P-F Services Centre Thailand Limited; and
    10.Pan Financial Shared Services India Private Limited.

b. have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; andhave been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

c. give a true and fair view of the consolidated net profit and other financial information for the quarter ended 31 March 2008 as well as the consolidated year to date results for the period from 1 April 2007 to 31 March 2008.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815
Bangalore
15 April 2008

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF
INFOSYS TECHNOLOGIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively referred to as the ‘Infosys Group’) as at 31 March 2008, the consolidated Profit and Loss Account of the Infosys Group for the year ended on that date and the consolidated Cash Flow Statement of the Infosys Group for the year ended on that date, annexed thereto.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India.  Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements prescribed by Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

a. in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 31 March 2008;
b. in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the year ended on that date; and
c. in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the year ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
15 April 2008

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Balance Sheet as at	Schedule	March 31, 2008	March 31, 2007
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	13,509	10,969
		13,795	11,255
MINORITY INTEREST		-	4
		13,795	11,259
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		5,439	4,642
Less: Accumulated depreciation and amortization		1,986	1,836
Net book value		3,453	2,806
Add: Capital work-in-progress		1,324	965
		4,777	3,771
INVESTMENTS	4	72	25
DEFERRED TAX ASSETS	5	119	92
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,297	2,436
Cash and bank balances	7	6,950	5,834
Loans and advances	8	2,771	1,251
		13,018	9,521
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,912	1,469
Provisions	10	2,279	681
NET CURRENT ASSETS		8,827	7,371
		13,795	11,259
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24

The schedules referred to above are an integral part of the consolidated balance sheet.
As per our report attached
for BSR & Co.
Chartered Accountants
Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairmanand Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G.Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
April 15, 2008	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Year ended March 31,
		2008	2007
Income from software services, products and business process management		16,692	13,893
Software development and business process management expenses	11	9,207	7,458
GROSS PROFIT		7,485	6,435
Selling and marketing expenses	12	916	929
General and administration expenses	13	1,331	1,115
		2,247	2,044
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST		5,238	4,391
Interest		-	-
Depreciation		598	514
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS		4,640	3,877
Other income, net	14	704	372
Provision for investments		-	2
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS		5,344	4,247
Provision for taxation (refer to note 24.2.8)	15	685	386
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS		4,659	3,861
Income on sale of investments, net of taxes (refer to note 24.2.19)		-	6
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST		4,659	3,867
Minority interest		-	11
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST		4,659	3,856
Balance Brought Forward		4,941	2,219
Less: Residual dividend paid		-	4
Additional dividend tax		-	1
		4,941	2,214
AMOUNT AVAILABLE FOR APPROPRIATION		9,600	6,070
Dividend
Interim		343	278
Final		415	371
One time special dividend		1,144	-
Total dividend		1,902	649
Dividend tax		323	102
Amount transferred to General Reserve		547	378
Balance in profit and loss account		6,828	4,941
		9,600	6,070
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before Exceptional items
Basic		81.53	69.11
Diluted		81.26	67.59
After Exceptional items
Basic		81.53	69.22
Diluted		81.26	67.70
Number of shares used in computing earnings per share
Basic		57,13,98,340	55,68,52,339
Diluted		57,33,06,887	56,93,42,694
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24

The schedules referred to above are an integral part of the consolidated profit and loss account.
As per our report attached
for BSR & Co.
Chartered Accountants
Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairmanand Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
April 15, 2008	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Year ended March 31,
		2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax, minority interest and exceptional items		5,344	4,247
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		598	514
Interest and dividend income		(681)	(315)
Profit on sale of liquid mutual funds		-	(11)
Provisions for investments		-	2
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(19)	7
Changes in current assets and liabilities
Sundry debtors	16	(830)	(828)
Loans and advances	17	(190)	(179)
Current liabilities and provisions	18	410	530
Income taxes paid	19	(549)	(446)
NET CASH GENERATED BY OPERATING ACTIVITIES		4,083	3,521
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(1,494)	(1,510)
Payment for purchase of business, net of cash acquired		(101)	-
Payment for intellectual property rights		-	14
Investments in/ disposal of securities	21	(47)	740
Acquisition of minority interest in subsidiary		(24)	(660)
Interest and dividend received	23	546	289
Cash flow from investing activities before exceptional items		(1,120)	(1,127)
Proceeds on sale of long term Investments (net of taxes)		-	6
NET CASH USED IN INVESTING ACTIVITIES		(1,120)	(1,121)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		58	1,216
Dividends paid during the period, including dividend tax		(835)	(1,532)
NET CASH USED IN FINANCING ACTIVITIES		(777)	(316)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		41	(7)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		2,227	2,077
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		6,008	3,931
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	8,235	6,008
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24

The schedules referred to above are an integral part of the consolidated cash flow statement.
As per our report attached
for BSR & Co.
Chartered Accountants
Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairmanand Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
April 15, 2008	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Schedules to the Consolidated Balance Sheet as at		March 31, 2008	March 31, 2007
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,19,95,758 (57,12,09,862) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	286
	Forfeited shares amounted to Rs. 1,500/- (Rs 1,500/-)
	* For details of options in respect of equity shares, refer to note 24.2.7
	* Refer to note 24.2.17 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	5
	Foreign currency translation reserve	22	-
	Share premium account - Opening balance	2,768	1,543
	Add: Receipts on exercise of employee stock options	58	1,206
	Income Tax benefit arising from exercise of stock options	25	19
		2,851	2,768
	General reserve - Opening balance	3,255	3,012
	Less: Capitalized on issue of bonus shares	-	138
	Less: Gratuity transitional liability (refer to note 24.2.20)	-	9
	Add: Transfer from the Profit and Loss Account	547	378
	Add: Fair value of employee options issued in exchange of Infosys BPO options (refer to note 24.2.12)	-	12
		3,802	3,255
	Balance in Profit and Loss Account	6,828	4,941
		13,509	10,969

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
Schedules to the Consolidated Balance Sheet
in Rs. Crore, except as otherwise stated
3	FIXED ASSETS
	Particulars	Original cost				Depreciation and amortization				Net book value
		As at April 1, 2007	Additions	Deletions/ Retirement	As at March 31, 2008	As at April 1, 2007	For the year	Deletions/ Retirement	As at March 31, 2008	As at March 31, 2008	As at March 31, 2007
	Goodwill	589	100	-	689	-	-	-	-	689	589
	Land: free-hold	76	55	-	131	-	-	-	-	131	76
	leasehold	96	3	-	99	-	-	-	-	99	96
	Buildings	1,471	487	-	1,958	267	111	-	378	1,580	1,204
	Plant and machinery #	787	229	147	869	423	140	147	416	453	364
	Computer equipment #	1,028	220	172	1,076	774	246	172	848	228	254
	Furniture and fixtures #	573	137	129	581	362	94	129	327	254	211
	Leasehold improvements	20	13	-	33	10	7	-	17	16	10
	Vehicles	2	1	-	3	-	-	-	-	3	2
		4,642	1,245	448	5,439	1,836	598	448	1,986	3,453	2,806
	Previous year	2,983	1,706	47	4,642	1,328	514	6	1,836	2,806
Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

# During the quarter and year ended March 31, 2008, certain assets which are old and not in use having a gross book value of Rs 444 crore and Rs 448 crore (net book value Nil and Nil) respectively were retired.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to the Consolidated Balance Sheet as at		March 31, 2008	March 31, 2007
4	INVESTMENTS
	Trade (unquoted) – at cost
	Long- term investments	12	12
	Less: Provision made for investments	12	12
		-	-
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual funds*	72	25
		72	25
	Aggregate amount of unquoted investments	72	25
	* refer to note 24.2.11
5	DEFERRED TAX ASSETS
	Fixed assets	91	74
	Sundry debtors	7	3
	Others	21	15
		119	92
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	-	-
	considered doubtful	21	16
	Other debts
	Unsecured
	considered good*	3,297	2,436
	considered doubtful	20	7
		3,338	2,459
	Less: Provision for doubtful debts	41	23
		3,297	2,436
	* Includes dues from companies where directors are interested	2	7
7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks
	In current accounts *	293	481
	In deposit accounts in Indian Rupees	5,913	4,952
	Balances with non-scheduled banks
	In deposit accounts in foreign currency	153	-
	In current accounts in foreign currency	591	401
		6,950	5,834
	*Includes balance in unclaimed dividend account	2	2
8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	prepaid expenses	33	34
	for supply of goods and rendering of services	13	3
	advance to gratuity and provident fund trust	12	-
	interest accrued but not due	186	51
	others	34	20
		278	108
	Unbilled revenues	482	320
	Advance income tax	218	353
	MAT credit entitlement	175	-
	Loans and advances to employees
	housing and other loans	42	42
	salary advances	73	76
	Electricity and other deposits	32	21
	Rental deposits	25	15
	Deposits with financial institution and body corporate (refer note 24.2.9)	1,446	295
	Mark to Market forward contract & option - asset	-	15
	Other assets	-	6
		2,771	1,251
	Unsecured, considered doubtful
	Loans and advances to employees	1	1
		2,772	1,252
	Less: Provision for doubtful loans and advances to employees	1	1
		2,771	1,251
9	CURRENT LIABILITIES
	Sundry creditors
	capital goods	-	-
	goods and services	53	25
	accrued salaries and benefits
	salaries	80	39
	bonus and incentives	413	264
	unavailed leave	190	149
	for other liabilities
	accrual for expenses	450	456
	retention monies	53	24
	withholding and other taxes payable	218	181
	Mark to Market forward contract & option - Liability	118	-
	Gratuity obligation - unamortised amount	33	-
	others	10	12
		1,618	1,150
	Advances received from clients	6	4
	Unearned revenue	286	311
	Unclaimed dividend	2	2
	Due to option holders of Infosys BPO	-	2
		1,912	1,469
10	PROVISIONS
	Proposed dividend	1,559	371
	Provision for
	tax on dividend	265	63
	income taxes*	402	224
	post-sales client support and warranties	53	23
		2,279	681
	* Refer to note 24.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Profit and Loss Account for the		Year ended March 31,
		2008	2007
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	7,651	6,071
	Contribution to provident and other funds	192	154
	Staff welfare	58	46
	Overseas travel expenses	505	461
	Traveling and conveyance	2	-
	Technical sub-contractors	265	289
	Software packages
	for own use	225	203
	for service delivery to clients	26	25
	Communication expenses	79	69
	Rent	49	34
	Computer maintenance	27	23
	Consumables	21	24
	Provision for post-sales client support and warranties	45	13
	Miscellaneous expenses	62	46
		9,207	7,458
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	607	552
	Contribution to provident and other funds	4	3
	Staff welfare	3	3
	Overseas travel expenses	102	106
	Traveling and conveyance	4	8
	Brand building	56	70
	Commission and earnout charges	64	101
	Professional charges	21	24
	Rent	15	19
	Marketing expenses	19	26
	Telephone charges	8	6
	Printing and stationery	1	1
	Advertisements	6	3
	Sales promotion expenses	3	2
	Office maintenance	-	1
	Communication expenses	2	1
	Insurance charges	-	-
	Consumables	-	-
	Software packages
	for own use	-	1
	Computer maintenance	-	-
	Rates and taxes	-	-
	Miscellaneous expenses	1	2
		916	929
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	350	271
	Contribution to provident and other funds	12	12
	Staff welfare	1	-
	Telephone charges	133	118
	Professional charges	189	151
	Power and fuel	122	97
	Office maintenance	136	108
	Guesthouse maintenance	1	-
	Traveling and conveyance	102	95
	Overseas travel expenses	24	23
	Insurance charges	26	32
	Printing and stationery	18	16
	Rates and taxes	36	26
	Donations	20	21
	Rent	22	17
	Advertisements	7	8
	Professional membership and seminar participation fees	9	10
	Repairs to building	23	22
	Repairs to plant and machinery	20	15
	Postage and courier	11	8
	Books and periodicals	4	5
	Recruitment and training	3	7
	Provision for bad and doubtful debts	43	26
	Provision for doubtful loans and advances	-	1
	Commission to non-whole time directors	4	2
	Auditor’s remuneration
	statutory audit fees	1	1
	certification charges	-	-
	others	-	-
	out-of-pocket expenses	-	-
	Bank charges and commission	1	1
	Freight charges	1	1
	Research grants	4	13
	Software packages
	for own use	-	-
	Transaction Processing Fee and Filing Fee	-	1
	Miscellaneous expenses	8	7
		1,331	1,115
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	672	192
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	9	123
	Profit on sale of liquid mutual funds	-	-
	Miscellaneous income, net (Refer to note 24.2.10)	11	19
	Exchange gains / (losses)	12	38
		704	372
	*includes tax deducted at source	89	33
15	PROVISION FOR TAXATION
	Income taxes*	884	413
	MAT credit entitlement	(177)	-
	Deferred taxes	(22)	(27)
		685	386
	* Refer to note 24.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Cashflow Statements for the		Year ended March 31,
		2008	2007
16	CHANGE IN SUNDRY DEBTORS
	As per the Balance Sheet	3,297	2,436
	Less: Opening balance considered	(2,436)	(1,608)
	Sundry debtors pertaining to acquired company	(31)	-
		830	828
17	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	2,771	1,251
	Add: Gratutity transitional liability	9	9
	Gratuity obligation - unamortised amount relating to plan ammendment (Refer to note 24.2.20)	(33)	-
	Less: Deposits with financial institutions, included in cash and cash equivalents **	(1,285)	(174)
	MAT credit entitlement	(175)	-
	Advance income taxes separately considered	(218)	(353)
	Interest accrued but not due	(186)	(51)
		883	682
	Less: Opening balance considered	(682)	(503)
	Loans and Advances pertaining to acquired company	(11)	-
		190	179
	* Net of gratuity transitional liability
	** Excludes restricted deposits held with LIC of Rs. 161 crore (Rs.121 crore) for funding leave liability
18	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	4,191	2,150
	Add/ (Less): Unclaimed dividend	(2)	(2)
	Gratuity obligation - unamortised amount relating to plan ammendment	(33)	-
	Due to option holders of Infosys BPO	-	(2)
	Payable for acqusition of shared service center	(6)	-
	Provisions separately considered in the cash flow statement
	Income taxes	(402)	(224)
	Dividends	(1,559)	(371)
	Dividend tax	(265)	(63)
		1,924	1,488
	Less: Opening balance considered	(1,488)	(958)
	Current Liabilities and Provisions pertaining to acquired company	(26)	-
		410	530
19	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	685	386
	Add: Increase/ (Decrease) in advance income taxes	(135)	86
	Increase / (Decrease) in deferred taxes	27	27
	Increase / (Decrease) in MAT credit entitlement	175	-
	Less: Income Tax benefit arising from exercise of stock options	(25)	(19)
	(Increase)/Decrease in income tax provision	(178)	(34)
		549	446
20	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per Balance Sheet*	1,135	1,116
	Less: Opening Capital work-in-progress	(965)	(571)
	Add: Closing Capital work-in-progress	1,324	965
		1,494	1,510
	* Excludes Rs Nil crore (Rs 41 crore) towards movement of land from Leasehold to Freehold
	* Excludes goodwill Rs Nil crore (Rs 411 crore) on buyback of Infosys BPO Ltd shares
	* Excludes Goodwill of Rs. 100 crore and net fixed assets of Rs. 10 crore related to acquired company
21	INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
	As per the Balance Sheet	72	25
	Add: Provisions made on investments	-	2
		72	27
	Less: Profit on sale of liquid mutual funds	-	(11)
	Opening balance considered	(25)	(756)
		47	(740)
	* Refer to note 24.2.11 for details of investments and redemptions
22	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	6,950	5,834
	Add: Deposits with financial institutions, included herein (excluding interest accrued but not due)**	1,285	174
		8,235	6,008
	** Excludes restricted deposits held with LIC of Rs. 161 crore (Rs.121 crore) for funding leave liability
23	INTEREST AND DIVIDEND RECEIVED
	Interest accrued but not due opening balance	51	25
	Add: Interest and dividend income	681	315
	Less: Interest acrrued but not due closing balance	186	51
		546	289

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
Schedules to the Consolidated Financial Statements for the year ended March 31, 2008
24. Significant accounting policies and notes on accounts
Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited and,wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China") formerly known as Infosys Technologies (Shanghai) Co. Limited, Infosys Consulting, Inc., USA ("Infosys Consulting") and Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") is a leading global technology services organisation. The group of companies ("the Group") provide end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engi neering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24.1. Significant accounting policies
24.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India. The interim financial statements are prepared to conform to the accounting standard on "Interim Financial Reporting". Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

Pursuant to Institute of Chartered Accountants of India (ICAI) Announcement “Accounting for Derivatives” on the early adoption of Accounting Standard AS 30 “Financial Instruments: Recognition and Measurement", the Company has early adopted the Standard for the year under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements as specified in the Companies (Accounting Standards) Rules, 2006.  The financial statements of Infosys - the parent company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owne d or controlled by the company.  Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation reserve.

24.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired.  An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal.  The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above.  Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

24.1.3. Revenue recognition

Revenue from software development and business process management on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered.  Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.  Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts requiring significant implementation services, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment.  Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

24.1.4. Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

24.1.5. Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation.  Direct costs are capitalised until fixed assets are ready for use.  Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date.  Intangible assets are recorded at the consideration paid for acquisition.  Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise.  Impairment of goodwill is evaluated annually, unless indications require a more frequent evaluation. Impairment is recorded in the profit and loss account to the extent the net discounted cashflows from the continuance of the acquisition are lower than its carrying value.

24.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use.  Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
24.1.7. Retirement benefits to employees
24.1.7.a. Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees at the company and Infosys BPO. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Infosys BPO respectively.  Infosys  fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Infosys BPO fully contributes all ascertained liabilities to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

24.1.7.b. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions.  Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO made monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.  From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

24.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust.  The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

24.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

24.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group’s accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the company is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in "Reserves and Surplus"

24.1.10. Forward contracts and options in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete.  On completion, the gain or loss is transferred to the profit and loss account of that period.  To designate a forward contract and option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

24.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance to the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the company will pay normal tax after the tax holiday period. Accordingly, it is recognized as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the company and the asset can be measured reliably.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered.  The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date.  The income tax provision for the interim period is made based on the best estimate of the annual average tax rate applicable for the full fiscal year for each of the consolidated entities. The income tax prov ision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.  Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account

24.1.12. Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary/exceptional item.  The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period.  The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares.  The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adj usted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

24.1.13. Investments

Trade investments are the investments made to enhance the Group’s business interests.  Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.  Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

24.1.15. Onerous contracts

Provisions for onerous contracts, i.e. contracts where the expected unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, are recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle a present obligation as a result of an obligating event based on a reliable estimate of such obligation.

24.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 24.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.
24.2.1. Aggregate expenses
The aggregate amounts incurred on certain specific expenses:
in Rs.crore
	Year ended March 31,
	2008	2007
Salaries and bonus including overseas staff expenses#	8,608	6,894
Contribution to provident and other funds	208	170
Staff welfare	62	50
Overseas travel expenses	631	589
Traveling and conveyance	108	103
Technical sub-contractors	265	289
Software packages
for own use	225	202
for service delivery to clients	26	25
Professional charges	210	174
Telephone charges	141	124
Communication expenses	81	70
Power and fuel	122	98
Office maintenance	136	109
Guesthouse maintenance	1	-
Rent	86	70
Brand building	56	70
Commission and earnout charges	64	101
Insurance charges	26	33
Printing and stationery	19	17
Computer maintenance	27	23
Consumables	21	24
Rates and taxes	36	26
Advertisements	13	11
Donations	20	21
Marketing expenses	19	26
Professional membership and seminar participation fees	9	10
Repairs to building	23	22
Repairs to plant and machinery	20	15
Postage and courier	11	8
Provision for post-sales client support and warranties	45	13
Books and periodicals	4	5
Recruitment and training	3	7
Provision for bad and doubtful debts	43	26
Provision for doubtful loans and advances	-	1
Commission to non-whole time directors	4	2
Sales promotion expenses	3	3
Auditor’s remuneration
statutory audit fees	1	1
certification charges	-	-
others	-	-
Bank charges and commission	1	1
Freight charges	1	-
Research grants	4	13
Transaction Processing Fee and Filing Fee	-	1
Miscellaneous expenses	71	55
	11,454	9,502
Fringe Benefit Tax (FBT) in India amounting included in the above	21	20
# During the year, the company paid an amount of Rs. 102 crore to the California Division of Labour Standards Enforcement (DLSE) towards settlement of possible over time payment to certain employees.

# The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the year, the Company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore was written back.

24.2.2.Capital commitments and contingent liabilities
in Rs. Crore
Particulars	As at
	March 31, 2008	March 31, 2007
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	664	680
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	7	9
Claims against the company, not acknowledged as debts
(Net of amount paid to statutory authorities of Rs. 101 crore (Rs. 138 crore) *	3	15
Forward contracts outstanding
In US $	US$ 586,300,000	US$ 170,000,000
(Equivalent approximate in Rs. Crore)	2,346	733
In Euro	€ 14,800,000	€ 2,000,000
(Equivalent approximate in Rs. crore)	93	12
In GBP	£3,000,000	£5,500,000
(Equivalent approximate in Rs. crore)	24	47
Options contracts outstanding
Euro Forward Extra in Euro	€ 5,000,000	-
(Equivalent approximate in Rs. Crore)	32	-
Range barrier options in US $	US $ 100,000,000	US $ 206,500,000
(Equivalent approximate in Rs. Crore)	400	890
Euro Accelerator	€ 12,000,000	€ 24,000,000
(Equivalent approximate in Rs. Crore)	76	138
Target Redemption structure (GBP)	-	£16,000,000
(Equivalent approximate in Rs. Crore)	-	136
Range barrier options in GBP	£7,500,000	£8,250,000
(Equivalent approximate in Rs. Crore)	60	70

* Claims against the company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs 98 crore ( Rs 234 crore), including interest of Rs 18 crore ( Rs 51 crore) upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.The matter is pending before the Commissioner of Income tax ( Appeals) Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

24.2.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the year ended March 31, 2008 and 2007 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

in Rs. Crore
Particulars	Year ended March 31,
	2008	2007
Lease rentals recognized during the period	86	70
in Rs. Crore
Lease obligations	As at
	March 31, 2008	March 31, 2007
Within one year of the balance sheet date	65	48
Due in a period between one year and five years	145	111
Due after five years	76	44

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals.  Some of these lease agreements have price escalation clause.

24.2.4. Related party transactions

During the year ended March 31, 2008, an amount of Rs. Rs. 20 crore (Rs. 19 crore for year ended March 31, 2007) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

24.2.5. Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2008 and 2007 have been detailed in Schedule 24.3, since the amounts are less than a crore.

24.2.6. Research and development expenditure
in Rs. Crore
Particulars	Year ended March 31,
	2008	2007
Revenue	201	167
24.2.7. Stock option plans
The company has two stock option plans that are currently operational.
1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares.  A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan.  All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Year ended March 31,
	2008	2007
Options outstanding, beginning of period	20,84,124	45,46,480
Granted	-	-
Less: exercised	5,00,465	22,91,213
forfeited	53,212	1,71,143
Options outstanding, end of period	15,30,447	20,84,124
1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000  equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Year ended March 31,
	2008	2007
Options outstanding, beginning of period	18,97,840	1,91,79,074
Granted	-	6,38,761
Less: exercised	2,85,431	1,78,08,689
forfeited	1,17,716	1,11,306
Options outstanding, end of period	14,94,693	18,97,840
In fiscal 2007, the company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.
The aggregate options considered for dilution are set out in note 24.2.17
Infosys BPO's 2002 Plan

Infosys BPO's 2002 Plan provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in June 2002.  All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Infosys BPO.  The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (“FMV”) on the date of grant.  Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting.  The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan for the year ended March 31, 2008 and 2007 :-

Number of options granted, exercised and forfeited during the	Year ended March 31,
	2008	2007
Options outstanding, beginning of period	2,200	24,52,330
Granted	-	5,93,300
Less: exercised	-	(8,15,822)
forfeited	(2,200)	(4,90,516)
Purchase by Infosys / Swapped with Infosys options	-	(17,37,092)
Options outstanding, end of period	-	2,200

Proforma Accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note "Accounting of employee share based premiums". Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

Particulars	Year ended March 31,
	2008	2007
Net Profit:
As Reported	4,659	3,856
Less: Stock-based employee compensation expense	13	12
Adjusted Proforma	4,646	3,844
Basic Earnings per share as reported	81.53	69.22
Proforma Basic Earnings per share	81.31	69.00
Diluted Earnings per share as reported	81.26	67.70
Proforma Earnings per share as reported	81.04	67.49
The Fair value of each option under the Infosys BPO Employee Stock Option Plan is estimated on the date of grant using the Black-Scholes model with the following assumptions:
Particulars	Year ended March 31,
	2008	2007
Dividend yield %	-	-
Expected life	-	1-6 years
Risk free interest rate	-	7.6 - 8.1%
Volatility	-	50%
The Fair Value of each option under the Infosys 1999 Employee Stock Option Plan is estimated on the date of grant using the Black-Scholes model with the following assumptions:
Particulars	Year ended March 31,
	2008	2007
Dividend yield %	-	0.20%
Expected life	-	2-6 years
Risk free interest rate	-	7 - 7.3%
Volatility	-	34 - 54%

The Finance Act, 2007 included Fringe Benefit Tax (“FBT”) on Employee Stock Option’s Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the year ended March 31, 2008, 7,85,896 equity shares were issued pursuant to the exercise of stock options by employees under both the 1998 and 1999 stock option plans. During the year ended 31 March 2008, FBT on exercise of stock options of Rs. 2 crore has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the Profit and loss account.

24.2.8. Income taxes

The provision for taxation is the tax liability in India on the company’s worldwide income. The tax has been computed on the worldwide income as reduced by exempt income in India and related tax credit in India for tax liabilities arising on overseas income sourced from those countries.

Most of the company’s and all of Infosys BPO’s operations are conducted through Software Technology Parks (“STPs”).  Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development or March 31, 2009.

Infosys also has operations in a Special Economic Zone ("SEZ's"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

Pursuant to the amendments in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs 175 crore is carried in "Loans and Advances" in the balance sheet as of March 31, 2008.

The tax provision for the year ended March 31, 2008 includes a net reversal of Rs 121 crores for liability no longer required.
24.2.9. Loans and advances
in Rs. Crore
Particulars	As at
	March 31, 2008	March 31, 2007
Deposits with financial institutions and body corporate:
HDFC Limited	1,000	13
GE Capital Services India Limited	285	161
Life Insurance Corporation of India	161	121
	1,446	295
Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.
Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

24.2.10. Fixed assets
Profit / loss on disposal of fixed assets during the year ended March 31, 2008 and 2007 is less than Rs.1 crore and accordingly disclosed in note 24.3

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2008.

24.2.11. Details of Investments

Details of investments in and disposal of securities for the year ended March 31, 2008 and 2007:

in Rs crore
Particulars	Year ended March 31,
	2008	2007
Investment in securities
Liquid Mutual funds	2,045	4,500
	2,045	4,500
Redemption / Disposal of Investment in securities
Liquid Mutual funds	1,998	5,228
	1,998	5,228
Net movement in investment	47	(728)
24.2.12. Holding of Infosys in its subsidiaries
Name of the subsidiary	Country of incorporation	Holding as at
		March 31, 2008	March 31, 2007

Infosys BPO***	India	99.98%	98.92% #
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	-
Infosys BPO s.r.o.*	Czech Republic	99.98%	98.92%
P-Financial Services Holding B.V. Netherlands **	Netherlands	99.98%	-
* Infosys BPO s.r.o is a wholly owned subsidiary of Infosys BPO.
**P-Financial Services Holding B.V. Netherlands is a wholly owned subsidiary of Infosys BPO

*** On December 8, 2006, the shareholders of Infosys BPO approved a buy-back of upto 12,79,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006. As of March 31, 2008 Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

# Excludes deferred purcase of share from shareholders of Infosys BPO of 360,417 shares

On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. Netherlands and its subsidiaries. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics NV (Philips), a company incorporated under the laws of Netherland, for acquiring the shared service centres of Philips for finance, accounting (F&A) and procurement business in Poland, Thailand and India (Philips BPO) for a consideration of Rs. 107 crore. The transaction was completed during the fiscal year and accounted as a business combination which resulted in a Goodwill of Rs. 83 crore.

Investment in Infosys Mexico

On June 20, 2007 the company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico ("Infosys Mexico"). As of March 31, 2008, the Company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Investment in Infosys BPO
Buyback of shares and options

In January 2007, the Company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The share holders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal Infosys had paid an aggregate of Rs 71 crore for the purchase of shares and options and had granted 1,51,933 Infosys options under the 1999 plan valued at fair value of Rs 12 crore.  Accordingly, the investment in Infosys BPO had increased by Rs 83 crore and reserves had increased by 12 crore in March 2007.

In February 2008, Infosys paid an aggregate of Rs 22 crore to complete the deferred purchase of 3,60,417 shares from certain employees of Infosys BPO. Consequent to this purchase, Infosys holding in Infosys BPO increased to 99.98% as at March 31, 2008.

Investment in Infosys Consulting

During the year ended March 31, 2008, the Company invested US$  20 million (Rs. 81 crore) in its wholly owned subsidary Infosys Consulting, Inc.  As of March 31, 2008, the Company has invested an aggregate of US$ 40 million (Rs. 171 crore) in the subsidiary.

24.2.13. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date.  As at March 31, 2008,  the company has provided for doubtful debts of Rs. 20 crore (Rs. 7 crore as at March 31, 2007) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

24.2.14. Segment reporting

The Group’s operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments.  Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment.  Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably.  The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.  Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client.  North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2008 and 2007:
in Rs. crore
	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	5,972	2,454	3,597	1,971	2,698	16,692
	5,209	1,877	2,679	1,394	2,734	13,893
Identifiable operating expenses	2,449	1,077	1,308	821	1,108	6,763
	2,216	786	1,021	570	1,100	5,693
Allocated expenses	1,679	690	1,011	553	758	4,691
	1,429	514	735	382	749	3,809
Segmental operating income	1,844	687	1,278	597	832	5,238
	1,564	577	923	442	885	4,391
Unallocable expenses						598
						514
Operating income						4,640
						3,877
Other income (expense), net						704
						370
Net profit before taxes and exceptional items						5,344
						4,247
Income taxes						685
						386
Net profit after taxes and before exceptional items						4,659
						3,861
Income from sale of investments (net of taxes)						-
						6
Net profit after taxes, exceptional items and before minority interest						4,659
						3,867

Geographic segments

Year ended March 31, 2008 and 2007:
in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	10,349	4,683	219	1,441	16,692
	8,802	3,664	215	1,212	13,893
Identifiable operating expenses	4,371	1,809	45	538	6,763
	3,775	1,437	55	426	5,693
Allocated expenses	2,909	1,316	62	404	4,691
	2,413	1,005	59	332	3,809
Segmental operating income	3,069	1,558	112	499	5,238
	2,614	1,222	101	454	4,391
Unallocable expenses					598
					514
Operating income					4,640
					3,877
Other income (expense), net					704
					370
Net profit before taxes and exceptional items					5,344
					4,247
Income taxes					685
					386
Net profit after taxes and before exceptional items					4,659
					3,861
Income from sale of investments (net of taxes)					-
					6
Net profit after taxes, exceptional items and before minority interest					4,659
					3,867

24.2.15. Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company’s ADSs.  The depositary bank purchases the foreign currencies and remits dividends to the ADS holders

Particulars of dividends remitted:-
in Rs. crore
Particulars	Number of shares to which the dividends relate	Year ended March 31,
		2008	2007
Interim dividend for Fiscal 2008	10,92,19,011	66	-
Interim dividend for Fiscal 2007	7,76,06,280	-	39
Final dividend for Fiscal 2007	10,92,18,536	71	-
Silver Jubilee special dividend*	7,70,94,270	-	116
Final dividend for Fiscal 2006*	7,70,94,270	-	33
* adjusted for bonus issue

24.2.16. Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The company made a provision of Rs Nil crore during the year ended March 31, 2008 (Nil for the year ended March 31, 2007) on trade investments.

The company provided Rs. Nil and Rs. 1 crore during the year ended on March 31, 2008 and March 31, 2007 respectively, on revision of the carrying amount of non-trade current investments to fair value.

Redemption for preference shares

On September 7, 2007 the company realised Rs. 0.36 crore on redemption of preference shares in M - Commerce Ventures Pte Limited, Singapore ("M-commerce"). There were no such transactions in the year ended March 31,2007.The entire investment in M-commerce was fully provided for in earlier years.Accordingly , the realised gain was taken to the profit and loss account and provision written back.

24.2.17. Reconciliation of basic and diluted shares used in computing earnings per share
	Year ended March 31,
	2008	2007
Number of shares considered as basic weighted average shares outstanding	57,13,98,340	55,68,52,339
Add: Effect of dilutive issues of shares/stock options	19,08,547	1,24,90,355
Number of shares considered as weighted average shares and potential shares outstanding	57,33,06,887	56,93,42,694

24.2.18. Intellectual Property Rights

Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US $4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the quarter ended December 31, 2006, Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability amounting to Rs. 6.5 crore (US$ 1.4 million) has been written back and disclosed in other income.

24.2.19. Exceptional item

During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.During the year ended March 31, 2007, the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is Nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) had been recognized in the profit and loss account as an exceptional item.

During the year ended March 31, 2007, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

24.2.20. Gratuity Plan

Effective April 1,2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves during fiscal year ended March 31, 2007.
The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:
in Rs. Crore
	As at
	March 31, 2008	March 31, 2007
Obligations at period beginning	225	183
Service Cost	50	45
Interest cost	17	14
Actuarial (gain)/loss	(8)	(1)
Benefits paid	(23)	(16)
Ammendement in benefit plan	(37)	-
Obligations at period end	224	225
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	225	170
Expected return on plan assets	18	16
Actuarial gain/(loss)	2	3
Contributions	14	54
Benefits paid	(23)	(18)
Plans assets at period end, at fair value	236	225
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	236	225
Present value of the defined benefit obligations at the end of the period	224	225
Asset recognized in the balance sheet	12	-
Assumptions
Interest rate	7.92%	7.99%
Estimated rate of return on plan assets	7.92%	7.99%

	Year ended March 31,
	2008	2007
Gratuity cost for the period
Service cost	50	45
Interest cost	16	14
Expected return on plan assets	(18)	(16)
Actuarial (gain)/loss	(10)	(3)
Amortizations(reduction in benefits )	(4)	-
Net gratuity cost	34	40
Investment details of plan assets
100% of the plan assets are invested in debt instruments.
Assumptions
Interest rate	7.92%	7.99%
Estimated rate of return on plan assets	7.92%	7.99%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees.  The unamortized liability as at March 31, 2008 amounted to Rs 33 crores. Consequently to the reduction in obligation has resulted in excess Plan Assets over the Plan obligations and accordingly a gratuity asset of Rs 12 crores has been recorded in the books.

24.2.21. Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states benefit involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

24.2.22. Cash flow statement
a. The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2008 (Rs. 2 crore as at March 31, 2007 ) set aside for payment of dividends.

b. Deposits with financial institutions and body corporate as at March 31, 2008 include an amount of Rs.161 crore (Rs. 132 crore as at  March 31, 2007) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

24.3. Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below:

Balance Sheet Items
in Rs. Crore
Schedule	Description	As at
		March 31, 2008	March 31, 2007
Balance Sheet
3	Fixed assets
	Additions
	Vehicles	1.18	0.33
	Deductions/retirements
	Plant and machinery	146.47	0.35
	Furniture and fixtures	129.24	0.15
	Vehicles	0.05	-
	Depreciation
	Vehicles	0.55	0.31
	Depreciation on assets sold during the period
	Vehicles	0.03	-
7	Cash on hand	0.08	0.06
8	Unsecured, considered doubtful
	Advance to gratuity trust	12.00	0.01
10	Provision
	Gratuity payable	0.30	-
Profit & Loss Items
in Rs. Crore
Schedule	Description	Year ended March 31,
		2008	2007
Profit & Loss
	Provision for investment	(0.36)	2.21
12	Selling and Marketing expenses
	Staff Welfare	2.74	3.25
	Printing and stationery	1.37	1.40
	Office maintenance	0.42	0.25
	Consumables	0.28	0.30
	Software for own use	0.12	0.42
	Computer maintenance	0.03	0.08
	Insurance charges	0.20	0.10
	Rates and taxes	0.03	-
	Miscellaneous expenses	1.03	-
	Sales promotion expenses	2.32	2.32
	Communication Expenses	2.11	0.96
13	General and Administrative expenses
	Staff Welfare	0.55	-
	Guesthouse maintenance	2.16	-
	Provision for doubtful loans and advances	0.56	1.16
	Commission to non-wholetime directors	4.08	1.63
	Auditor’s remuneration :
	Statutory audit fees	1.27	0.90
	Out-of-pocket expenses	0.04	0.04
	Certification charges	0.11	0.01
	Others	0.11	(0.02)
	Bank charges and commission	1.45	1.48
	Freight charges	1.01	0.65
	Transaction processing fee and filing fee	-	1.35
24.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.56	1.16
	Auditor’s remuneration :
	statutory audit fees	1.27	0.90
	certification charges	0.11	0.01
	out-of-pocket expenses	0.04	0.04
	Others	0.11	(0.02)
	Bank Charges and Commission	1.45	1.18
	Sales promotion expenses	2.32	2.32
	Freight charges	1.01	0.65
	Guesthouse maintenance	2.16	-
	Commission to non-wholetime directors	4.08	1.63
	Transaction processing fee and filing fee	-	1.35
24.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.21	0.17
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.01)	(0.05)
	Minority Interest	1.21	11.00
24.2.16	Provision for investments	(0.36)	2.21
Cash Flow Statement Items
in Rs. Crore
Schedule	Description	Year ended March 31,
		2008	2007
Cash Flow	Profit/ loss on sale of fixed assets	0.21	0.12
Statement	Provisions for investments	(0.36)	2.21
	Proceeds on disposal of fixed assets	0.47	0.70

Transactions with key management personnel
Key management personnel comprise directors and statutory officers.
Particulars of remuneration and other benefits provided to key management personnel during the year ended March 31, 2008 and 2007 are as follows:
in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Chairman and Chief Mentor
N R Narayana Murthy*	-	-	-	-
	0.06	0.02	0.21	0.29
Co-Chairman
Nandan M Nilekani	0.21	0.05	0.56	0.82
	0.16	0.04	0.33	0.53
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.21	0.05	0.55	0.81
	0.16	0.04	0.34	0.54
Chief Operating Officer
S D Shibulal	0.20	0.05	0.53	0.78
	0.13	0.04	0.29	0.46
Whole-time Directors
K Dinesh	0.21	0.05	0.56	0.82
	0.13	0.04	0.33	0.50
T V Mohandas Pai	0.33	0.11	1.36	1.80
	0.24	0.08	0.60	0.92
Srinath Batni	0.31	0.08	0.88	1.27
	0.20	0.04	0.50	0.74
Chief Financial Officer
V Balakrishnan	0.26	0.08	0.70	1.04
	0.17	0.05	0.56	0.78
* Wholetime director till August 20, 2006
Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2008 and 2007:
Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.56	-	0.01	0.57
	0.23			0.23
Prof.Marti G. Subrahmanyam	0.47	-	0.12	0.59
	0.21	-	0.11	0.32
Dr.Omkar Goswami	0.44	-	0.01	0.45
	0.19	-	0.02	0.21
Sen.Larry Pressler	-	-	-	-
	0.04	-	0.03	0.07
Rama Bijapurkar	0.44	-	0.01	0.45
	0.21	-	0.01	0.22
Claude Smadja	0.42	-	0.20	0.62
	0.21	-	0.20	0.41
Sridar A. Iyengar	0.55	-	0.09	0.64
	0.33	0.01	0.13	0.47
Jeffrey S. Lehman	0.43	-	0.02	0.45
	0.18	-	-	0.18
David L. Boyles	0.47	-	-	0.47
	0.21	-	-	0.21
N. R. Narayana Murthy*	0.50	-	-	0.50
	0.14	-	-	0.14
* Appointed as Additional Director effective August 21, 2006.

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF
INFOSYS TECHNOLOGIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively referred to as the ‘Infosys Group’) as at 31 March 2008, the consolidated Profit and Loss Account of the Infosys Group for the quarter and year ended on that date and the consolidated Cash Flow Statement of the Infosys Group for the year ended on that date, annexed thereto.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the auditing standards generally accepted in India.  Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.
We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements and AS 25, Interim Financial Reporting, prescribed by Companies (Accounting Standards) Rules, 2006.
In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

a. in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 31 March 2008;
b. in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the quarter and year ended on that date; and
c. in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the year ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
15 April 2008

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Balance Sheet as at	Schedule	March 31, 2008	March 31, 2007
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	13,509	10,969
		13,795	11,255
MINORITY INTEREST		-	4
		13,795	11,259
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		5,439	4,642
Less: Accumulated depreciation and amortization		1,986	1,836
Net book value		3,453	2,806
Add: Capital work-in-progress		1,324	965
		4,777	3,771
INVESTMENTS	4	72	25
DEFERRED TAX ASSETS	5	119	92
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,297	2,436
Cash and bank balances	7	6,950	5,834
Loans and advances	8	2,771	1,251
		13,018	9,521
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,912	1,469
Provisions	10	2,279	681
NET CURRENT ASSETS		8,827	7,371
		13,795	11,259
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24

The schedules referred to above are an integral part of the consolidated balance sheet.
As per our report attached
for BSR & Co.
Chartered Accountants
Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairmanand Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
April 15, 2008	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Quarter ended March 31,		Year ended March 31,
		2008	2007	2008	2007
Income from software services, products and business process management		4,542	3,772	16,692	13,893
Software development and business process management expenses	11	2,482	2,021	9,207	7,458
GROSS PROFIT		2,060	1,751	7,485	6,435
Selling and marketing expenses	12	223	268	916	929
General and administration expenses	13	359	286	1,331	1,115
		582	554	2,247	2,044
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST		1,478	1,197	5,238	4,391
Interest		-	-	-	-
Depreciation		157	145	598	514
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS		1,321	1,052	4,640	3,877
Other income, net	14	139	119	704	372
Provision for investments		-	(1)	-	2
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS		1,460	1,172	5,344	4,247
Provision for taxation (refer to note 24.2.8)	15	211	27	685	386
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS		1,249	1,145	4,659	3,861
Income on sale of investments, net of taxes (refer to note 24.2.19)		-	-	-	6
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST		1,249	1,145	4,659	3,867
Minority interest		-	1	-	11
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST		1,249	1,144	4,659	3,856
Balance Brought Forward		7,950	4,609	4,941	2,219
Less: Residual dividend paid		-	-	-	4
Additional dividend tax		-	-	-	1
		7,950	4,609	4,941	2,214
AMOUNT AVAILABLE FOR APPROPRIATION		9,199	5,753	9,600	6,070
Dividend
Interim		-	-	343	278
Final		415	371	415	371
One time special dividend		1,144	-	1,144	-
Total dividend		1,559	371	1,902	649
Dividend tax		265	63	323	102
Amount transferred to General Reserve		547	378	547	378
Balance in profit and loss account		6,828	4,941	6,828	4,941
		9,199	5,753	9,600	6,070
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before Exceptional items
Basic		21.83	20.30	81.53	69.11
Diluted		21.78	19.95	81.26	67.59
After Exceptional items
Basic		21.83	20.30	81.53	69.22
Diluted		21.78	19.95	81.26	67.70
Number of shares used in computing earnings per share
Basic		57,18,27,067	56,27,77,938	57,13,98,340	55,68,52,339
Diluted		57,33,04,655	57,27,31,800	57,33,06,887	56,93,42,694
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24

The schedules referred to above are an integral part of the consolidated profit and loss account.
As per our report attached
for BSR & Co.
Chartered Accountants
Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairmanand Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
April 15, 2008	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Year ended March 31,
		2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax, minority interest and exceptional items		5,344	4,247
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		598	514
Interest and dividend income		(681)	(315)
Profit on sale of liquid mutual funds		-	(11)
Provisions for investments		-	2
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(19)	7
Changes in current assets and liabilities
Sundry debtors	16	(830)	(828)
Loans and advances	17	(190)	(179)
Current liabilities and provisions	18	410	530
Income taxes paid	19	(549)	(446)
NET CASH GENERATED BY OPERATING ACTIVITIES		4,083	3,521
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(1,494)	(1,510)
Payment for purchase of business, net of cash acquired		(101)	-
Payment for intellectual property rights		-	14
Investments in/ disposal of securities	21	(47)	740
Acquisition of minority interest in subsidiary		(24)	(660)
Interest and dividend received	23	546	289
Cash flow from investing activities before exceptional items		(1,120)	(1,127)
Proceeds on sale of long term Investments (net of taxes)		-	6
NET CASH USED IN INVESTING ACTIVITIES		(1,120)	(1,121)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		58	1,216
Dividends paid during the period, including dividend tax		(835)	(1,532)
NET CASH USED IN FINANCING ACTIVITIES		(777)	(316)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		41	(7)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		2,227	2,077
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		6,008	3,931
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	8,235	6,008
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24

The schedules referred to above are an integral part of the consolidated cash flow statement.
As per our report attached
for BSR & Co.
Chartered Accountants
Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairmanand Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
April 15, 2008	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Schedules to the Consolidated Balance Sheet as at		March 31, 2008	March 31, 2007
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,19,95,758 (57,12,09,862) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	286
	Forfeited shares amounted to Rs. 1,500/- (Rs 1,500/-)
	* For details of options in respect of equity shares, refer to note 24.2.7
	* Refer to note 24.2.17 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	5
	Foreign currency translation reserve	22	-
	Share premium account - Opening balance	2,768	1,543
	Add: Receipts on exercise of employee stock options	58	1,206
	Income Tax benefit arising from exercise of stock options	25	19
		2,851	2,768
	General reserve - Opening balance	3,255	3,012
	Less: Capitalized on issue of bonus shares	-	138
	Less: Gratuity transitional liability (refer to note 24.2.20)	-	9
	Add: Transfer from the Profit and Loss Account	547	378
	Add: Fair value of employee options issued in exchange of Infosys BPO options (refer to note 24.2.12)	-	12
		3,802	3,255
	Balance in Profit and Loss Account	6,828	4,941
		13,509	10,969

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
Schedules to the Consolidated Balance Sheet
in Rs. Crore, except as otherwise stated
3	FIXED ASSETS
	Particulars	Original cost				Depreciation and amortization				Net book value
		As at April 1, 2007	Additions	Deletions/ Retirement	As at March 31, 2008	As at April 1, 2007	For the year	Deletions/ Retirement	As at March 31, 2008	As at March 31, 2008	As at March 31, 2007
	Goodwill	589	100	-	689	-	-	-	-	689	589
	Land: free-hold	76	55	-	131	-	-	-	-	131	76
	leasehold	96	3	-	99	-	-	-	-	99	96
	Buildings	1,471	487	-	1,958	267	111	-	378	1,580	1,204
	Plant and machinery #	787	229	147	869	423	140	147	416	453	364
	Computer equipment #	1,028	220	172	1,076	774	246	172	848	228	254
	Furniture and fixtures #	573	137	129	581	362	94	129	327	254	211
	Leasehold improvements	20	13	-	33	10	7	-	17	16	10
	Vehicles	2	1	-	3	-	-	-	-	3	2
		4,642	1,245	448	5,439	1,836	598	448	1,986	3,453	2,806
	Previous year	2,983	1,706	47	4,642	1,328	514	6	1,836	2,806
Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

# During the quarter and year ended March 31, 2008, certain assets which are old and not in use having a gross book value of Rs 444 crore and Rs 448 crore (net book value Nil and Nil) respectively were retired.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to the Consolidated Balance Sheet as at		March 31, 2008	March 31, 2007
4	INVESTMENTS
	Trade (unquoted) – at cost
	Long- term investments	12	12
	Less: Provision made for investments	12	12
		-	-
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual funds*	72	25
		72	25
	Aggregate amount of unquoted investments	72	25
	* refer to note 24.2.11
5	DEFERRED TAX ASSETS
	Fixed assets	91	74
	Sundry debtors	7	3
	Others	21	15
		119	92
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	-	-
	considered doubtful	21	16
	Other debts
	Unsecured
	considered good*	3,297	2,436
	considered doubtful	20	7
		3,338	2,459
	Less: Provision for doubtful debts	41	23
		3,297	2,436
	* Includes dues from companies where directors are interested	2	7
7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks
	In current accounts *	293	481
	In deposit accounts in Indian Rupees	5,913	4,952
	Balances with non-scheduled banks
	In deposit accounts in foreign currency	153	-
	In current accounts in foreign currency	591	401
		6,950	5,834
	*Includes balance in unclaimed dividend account	2	2
8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	prepaid expenses	33	34
	for supply of goods and rendering of services	13	3
	advance to gratuity and provident fund trust	12	-
	interest accrued but not due	186	51
	others	34	20
		278	108
	Unbilled revenues	482	320
	Advance income tax	218	353
	MAT credit entitlement	175	-
	Loans and advances to employees
	housing and other loans	42	42
	salary advances	73	76
	Electricity and other deposits	32	21
	Rental deposits	25	15
	Deposits with financial institution and body corporate (refer note 24.2.9)	1,446	295
	Mark to Market forward contract & option - asset	-	15
	Other assets	-	6
		2,771	1,251
	Unsecured, considered doubtful
	Loans and advances to employees	1	1
		2,772	1,252
	Less: Provision for doubtful loans and advances to employees	1	1
		2,771	1,251
9	CURRENT LIABILITIES
	Sundry creditors
	capital goods	-	-
	goods and services	53	25
	accrued salaries and benefits
	salaries	80	39
	bonus and incentives	413	264
	unavailed leave	190	149
	for other liabilities
	accrual for expenses	450	456
	retention monies	53	24
	withholding and other taxes payable	218	181
	Mark to Market forward contract & option - Liability	118	-
	Gratuity obligation - unamortised amount	33	-
	others	10	12
		1,618	1,150
	Advances received from clients	6	4
	Unearned revenue	286	311
	Unclaimed dividend	2	2
	Due to option holders of Infosys BPO	-	2
		1,912	1,469
10	PROVISIONS
	Proposed dividend	1,559	371
	Provision for
	tax on dividend	265	63
	income taxes*	402	224
	post-sales client support and warranties	53	23
		2,279	681
	* Refer to note 24.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Profit and Loss Account for the		Quarter ended March 31,		Year ended March 31,
		2008	2007	2008	2007
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,076	1,655	7,651	6,071
	Contribution to provident and other funds	52	41	192	154
	Staff welfare	16	14	58	46
	Overseas travel expenses	124	119	505	461
	Traveling and conveyance	-	-	2	-
	Technical sub-contractors	51	78	265	289
	Software packages
	for own use	62	55	225	203
	for service delivery to clients	3	5	26	25
	Communication expenses	23	16	79	69
	Rent	17	10	49	34
	Computer maintenance	10	6	27	23
	Consumables	4	6	21	24
	Provision for post-sales client support and warranties	26	2	45	13
	Miscellaneous expenses	18	14	62	46
		2,482	2,021	9,207	7,458
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	164	141	607	552
	Contribution to provident and other funds	1	1	4	3
	Staff welfare	-	1	3	3
	Overseas travel expenses	25	28	102	106
	Traveling and conveyance	1	2	4	8
	Brand building	14	26	56	70
	Commission and earnout charges	3	47	64	101
	Professional charges	2	7	21	24
	Rent	3	5	15	19
	Marketing expenses	3	7	19	26
	Telephone charges	2	2	8	6
	Printing and stationery	1	-	1	1
	Advertisements	1	1	6	3
	Sales promotion expenses	1	-	3	2
	Office maintenance	-	-	-	1
	Communication expenses	1	-	2	1
	Insurance charges	-	-	-	-
	Consumables	-	-	-	-
	Software packages
	for own use	-	-	-	1
	Computer maintenance	-	-	-	-
	Rates and taxes	-	-	-	-
	Miscellaneous expenses	1	-	1	2
		223	268	916	929
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	100	69	350	271
	Contribution to provident and other funds	3	3	12	12
	Staff welfare	-	-	1	-
	Telephone charges	34	28	133	118
	Professional charges	58	41	189	151
	Power and fuel	31	25	122	97
	Office maintenance	40	30	136	108
	Guesthouse maintenance	-	-	1	-
	Traveling and conveyance	26	27	102	95
	Overseas travel expenses	7	6	24	23
	Insurance charges	7	10	26	32
	Printing and stationery	4	4	18	16
	Rates and taxes	8	6	36	26
	Donations	5	5	20	21
	Rent	5	1	22	17
	Advertisements	1	2	7	8
	Professional membership and seminar participation fees	2	2	9	10
	Repairs to building	8	7	23	22
	Repairs to plant and machinery	6	5	20	15
	Postage and courier	3	2	11	8
	Books and periodicals	1	2	4	5
	Recruitment and training	1	1	3	7
	Provision for bad and doubtful debts	5	1	43	26
	Provision for doubtful loans and advances	-	1	-	1
	Commission to non-whole time directors	1	-	4	2
	Auditor’s remuneration
	statutory audit fees	-	-	1	1
	certification charges	-	-	-	-
	others	-	-	-	-
	out-of-pocket expenses	-	-	-	-
	Bank charges and commission	-	-	1	1
	Freight charges	-	-	1	1
	Research grants	1	6	4	13
	Software packages
	for own use	-	-	-	-
	Transaction Processing Fee and Filing Fee	-	1	-	1
	Miscellaneous expenses	2	1	8	7
		359	286	1,331	1,115
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	178	86	672	192
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	2	35	9	123
	Profit on sale of liquid mutual funds	-	-	-	-
	Miscellaneous income, net (Refer to note 24.2.10)	4	3	11	19
	Exchange gains / (losses)	(45)	(5)	12	38
		139	119	704	372
	*includes tax deducted at source	20	10	89	33
15	PROVISION FOR TAXATION
	Income taxes*	327	37	884	413
	MAT credit entitlement	(113)	-	(177)	-
	Deferred taxes	(3)	(10)	(22)	(27)
		211	27	685	386
	* Refer to note 24.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Cashflow Statements for the		Year ended March 31,
		2008	2007
16	CHANGE IN SUNDRY DEBTORS
	As per the Balance Sheet	3,297	2,436
	Less: Opening balance considered	(2,436)	(1,608)
	Sundry debtors pertaining to acquired company	(31)	-
		830	828
17	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	2,771	1,251
	Add: Gratutity transitional liability	9	9
	Gratuity obligation - unamortised amount relating to plan ammendment (Refer to note 24.2.20)	(33)	-
	Less: Deposits with financial institutions, included in cash and cash equivalents **	(1,285)	(174)
	MAT credit entitlement	(175)	-
	Advance income taxes separately considered	(218)	(353)
	Interest accrued but not due	(186)	(51)
		883	682
	Less: Opening balance considered	(682)	(503)
	Loans and Advances pertaining to acquired company	(11)	-
		190	179
	* Net of gratuity transitional liability
	** Excludes restricted deposits held with LIC of Rs. 161 crore (Rs.121 crore) for funding leave liability
18	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	4,191	2,150
	Add/ (Less): Unclaimed dividend	(2)	(2)
	Gratuity obligation - unamortised amount relating to plan ammendment	(33)	-
	Due to option holders of Infosys BPO	-	(2)
	Payable for acqusition of shared service center	(6)	-
	Provisions separately considered in the cash flow statement
	Income taxes	(402)	(224)
	Dividends	(1,559)	(371)
	Dividend tax	(265)	(63)
		1,924	1,488
	Less: Opening balance considered	(1,488)	(958)
	Current Liabilities and Provisions pertaining to acquired company	(26)	-
		410	530
19	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	685	386
	Add: Increase/ (Decrease) in advance income taxes	(135)	86
	Increase / (Decrease) in deferred taxes	27	27
	Increase / (Decrease) in MAT credit entitlement	175	-
	Less: Income Tax benefit arising from exercise of stock options	(25)	(19)
	(Increase)/Decrease in income tax provision	(178)	(34)
		549	446
20	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per Balance Sheet*	1,135	1,116
	Less: Opening Capital work-in-progress	(965)	(571)
	Add: Closing Capital work-in-progress	1,324	965
		1,494	1,510
	* Excludes Rs Nil crore (Rs 41 crore) towards movement of land from Leasehold to Freehold
	* Excludes goodwill Rs Nil crore (Rs 411 crore) on buyback of Infosys BPO Ltd shares
	* Excludes Goodwill of Rs. 100 crore and net fixed assets of Rs. 10 crore related to acquired company
21	INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
	As per the Balance Sheet	72	25
	Add: Provisions made on investments	-	2
		72	27
	Less: Profit on sale of liquid mutual funds	-	(11)
	Opening balance considered	(25)	(756)
		47	(740)
	* Refer to note 24.2.11 for details of investments and redemptions
22	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	6,950	5,834
	Add: Deposits with financial institutions, included herein (excluding interest accrued but not due)**	1,285	174
		8,235	6,008
	** Excludes restricted deposits held with LIC of Rs. 161 crore (Rs.121 crore) for funding leave liability
23	INTEREST AND DIVIDEND RECEIVED
	Interest accrued but not due opening balance	51	25
	Add: Interest and dividend income	681	315
	Less: Interest acrrued but not due closing balance	186	51
		546	289

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
Schedules to the Consolidated Financial Statements for the quarter and year ended March 31, 2008
24. Significant accounting policies and notes on accounts
Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited and,wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China") formerly known as Infosys Technologies (Shanghai) Co. Limited, Infosys Consulting, Inc., USA ("Infosys Consulting") and Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") is a leading global technology services organisation. The group of companies ("the Group") provide end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engi neering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24.1. Significant accounting policies
24.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India. The interim financial statements are prepared to conform to the accounting standard on "Interim Financial Reporting". Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

Pursuant to Institute of Chartered Accountants of India (ICAI) Announcement “Accounting for Derivatives” on the early adoption of Accounting Standard AS 30 “Financial Instruments: Recognition and Measurement", the Company has early adopted the Standard for the year under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements as specified in the Companies (Accounting Standards) Rules, 2006.  The financial statements of Infosys - the parent company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owne d or controlled by the company.  Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation reserve.

24.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired.  An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal.  The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above.  Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

24.1.3. Revenue recognition

Revenue from software development and business process management on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered.  Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.  Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts requiring significant implementation services, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment.  Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

24.1.4. Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

24.1.5. Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation.  Direct costs are capitalised until fixed assets are ready for use.  Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date.  Intangible assets are recorded at the consideration paid for acquisition.  Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise.  Impairment of goodwill is evaluated annually, unless indications require a more frequent evaluation. Impairment is recorded in the profit and loss account to the extent the net discounted cashflows from the continuance of the acquisition are lower than its carrying value.

24.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use.  Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
24.1.7. Retirement benefits to employees
24.1.7.a. Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees at the company and Infosys BPO. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Infosys BPO respectively.  Infosys  fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Infosys BPO fully contributes all ascertained liabilities to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

24.1.7.b. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions.  Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO made monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.  From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

24.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust.  The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

24.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

24.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group’s accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the company is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in "Reserves and Surplus"

24.1.10. Forward contracts and options in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete.  On completion, the gain or loss is transferred to the profit and loss account of that period.  To designate a forward contract and option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

24.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance to the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the company will pay normal tax after the tax holiday period. Accordingly, it is recognized as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the company and the asset can be measured reliably.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered.  The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date.  The income tax provision for the interim period is made based on the best estimate of the annual average tax rate applicable for the full fiscal year for each of the consolidated entities. The income tax prov ision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.  Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account

24.1.12. Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary/exceptional item.  The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period.  The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares.  The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adj usted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

24.1.13. Investments

Trade investments are the investments made to enhance the Group’s business interests.  Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.  Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

24.1.15. Onerous contracts

Provisions for onerous contracts, i.e. contracts where the expected unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, are recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle a present obligation as a result of an obligating event based on a reliable estimate of such obligation.

24.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 24.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.
24.2.1. Aggregate expenses
The aggregate amounts incurred on certain specific expenses:
in Rs.crore
	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Salaries and bonus including overseas staff expenses#	2,340	1,865	8,608	6,894
Contribution to provident and other funds	56	45	208	170
Staff welfare	16	15	62	50
Overseas travel expenses	156	153	631	589
Traveling and conveyance	27	29	108	103
Technical sub-contractors	51	78	265	289
Software packages
for own use	62	55	225	202
for service delivery to clients	3	5	26	25
Professional charges	60	48	210	174
Telephone charges	36	29	141	124
Communication expenses	24	16	81	70
Power and fuel	31	25	122	98
Office maintenance	40	30	136	109
Guesthouse maintenance	-	-	1	-
Rent	25	16	86	70
Brand building	14	26	56	70
Commission and earnout charges	3	47	64	101
Insurance charges	7	10	26	33
Printing and stationery	5	4	19	17
Computer maintenance	10	6	27	23
Consumables	4	6	21	24
Rates and taxes	8	6	36	26
Advertisements	2	3	13	11
Donations	5	5	20	21
Marketing expenses	3	7	19	26
Professional membership and seminar participation fees	2	2	9	10
Repairs to building	8	7	23	22
Repairs to plant and machinery	6	5	20	15
Postage and courier	3	2	11	8
Provision for post-sales client support and warranties	26	2	45	13
Books and periodicals	1	2	4	5
Recruitment and training	1	1	3	7
Provision for bad and doubtful debts	5	1	43	26
Provision for doubtful loans and advances	-	1	-	1
Commission to non-whole time directors	1	-	4	2
Sales promotion expenses	1	1	3	3
Auditor’s remuneration
statutory audit fees	-	-	1	1
certification charges	-	-	-	-
others	-	-	-	-
Bank charges and commission	-	-	1	1
Freight charges	-	-	1	-
Research grants	1	6	4	13
Transaction Processing Fee and Filing Fee	-	1	-	1
Miscellaneous expenses	21	15	71	55
	3,064	2,575	11,454	9,502
Fringe Benefit Tax (FBT) in India amounting included in the above	6	5	21	20
# During the year, the company paid an amount of Rs. 102 crore to the California Division of Labour Standards Enforcement (DLSE) towards settlement of possible over time payment to certain employees.

# The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the year, the Company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore was written back.

24.2.2. Capital commitments and contingent liabilities
in Rs. Crore
Particulars			As at
			March 31, 2008	March 31, 2007
Estimated amount of unexecuted capital contracts
(net of advances and deposits)			664	680
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others			7	9
Claims against the company, not acknowledged as debts
(Net of amount paid to statutory authorities of Rs. 101 crore (Rs. 138 crore) *			3	15
Forward contracts outstanding
In US $			US$ 586,300,000	US$ 170,000,000
(Equivalent approximate in Rs. Crore)			2,346	733
In Euro			€ 14,800,000	€ 2,000,000
(Equivalent approximate in Rs. crore)			93	12
In GBP			£3,000,000	£5,500,000
(Equivalent approximate in Rs. crore)			24	47
Options contracts outstanding
Euro Forward Extra in Euro			€ 5,000,000	-
(Equivalent approximate in Rs. Crore)			32	-
Range barrier options in US $			US $ 100,000,000	US $ 206,500,000
(Equivalent approximate in Rs. Crore)			400	890
Euro Accelerator			€ 12,000,000	€ 24,000,000
(Equivalent approximate in Rs. Crore)			76	138
Target Redemption structure (GBP)			-	£16,000,000
(Equivalent approximate in Rs. Crore)			-	136
Range barrier options in GBP			£7,500,000	£8,250,000
(Equivalent approximate in Rs. Crore)			60	70

* Claims against the company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs 98 crore ( Rs 234 crore), including interest of Rs 18 crore ( Rs 51 crore) upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.The matter is pending before the Commissioner of Income tax ( Appeals) Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

24.2.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the quarter and year ended March 31, 2008 and 2007 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-
in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Lease rentals recognized during the period	25	16	86	70
in Rs. Crore
Lease obligations			As at
			March 31, 2008	March 31, 2007
Within one year of the balance sheet date			65	48
Due in a period between one year and five years			145	111
Due after five years			76	44

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals.  Some of these lease agreements have price escalation clause.

24.2.4. Related party transactions

During the quarter and year ended March 31, 2008, an amount of Rs. 5 crore and Rs. 20 crore (Rs. 5 crore and Rs. 19 crore for the quarter and year ended March 31, 2007) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

24.2.5. Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the quarter and year ended March 31, 2008 and 2007 have been detailed in Schedule 24.3, since the amounts are less than a crore.

24.2.6. Research and development expenditure
in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Revenue	47	52	201	167
24.2.7. Stock option plans
The company has two stock option plans that are currently operational.
1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares.  A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan.  All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Options outstanding, beginning of period	19,21,491	33,61,110	20,84,124	45,46,480
Granted	-	-	-	-
Less: exercised	3,37,832	12,68,649	5,00,465	22,91,213
forfeited	53,212	8,337	53,212	1,71,143
Options outstanding, end of period	15,30,447	20,84,124	15,30,447	20,84,124
1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000  equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Options outstanding, beginning of period	16,45,299	1,33,85,990	18,97,840	1,91,79,074
Granted	-	6,38,761	-	6,38,761
Less: exercised	1,03,989	1,20,92,745	2,85,431	1,78,08,689
forfeited	46,617	34,166	1,17,716	1,11,306
Options outstanding, end of period	14,94,693	18,97,840	14,94,693	18,97,840
In fiscal 2007, the company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.
The aggregate options considered for dilution are set out in note 24.2.17
Infosys BPO's 2002 Plan

Infosys BPO's 2002 Plan provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in June 2002.  All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Infosys BPO.  The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (“FMV”) on the date of grant.  Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting.  The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan during the quarter ended March 31, 2008 and 2007 :-
Number of options granted, exercised and forfeited during the	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Options outstanding, beginning of period	-	23,46,805	2,200	24,52,330
Granted	-	-	-	5,93,300
Less: exercised	-	(5,47,326)	-	(8,15,822)
forfeited	-	(60,187)	(2,200)	(4,90,516)
Purchase by Infosys / Swapped with Infosys options		(17,37,092)	-	(17,37,092)
Options outstanding, end of period	-	2,200	-	2,200
Proforma Accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note "Accounting of employee share based premiums". Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Net Profit:
As Reported	1,249	1,144	4,659	3,856
Less: Stock-based employee compensation expense	4	7	13	12
Adjusted Proforma	1,245	1,137	4,646	3,844
Basic Earnings per share as reported	21.83	20.30	81.53	69.22
Proforma Basic Earnings per share	21.77	20.18	81.31	69.00
Diluted Earnings per share as reported	21.78	19.95	81.26	67.70
Proforma Earnings per share as reported	21.72	19.83	81.04	67.49
The Fair value of each option under the Infosys BPO Employee Stock Option Plan is estimated on the date of grant using the Black-Scholes model with the following assumptions:
Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007

Dividend yield %	-	-	-	-
Expected life	-	-	-	1-6 years
Risk free interest rate	-	-	-	7.6 - 8.1%
Volatility	-	-	-	50%
The Fair Value of each option under the Infosys 1999 Employee Stock Option Plan is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007

Dividend yield %	-	0.20%	-	0.20%
Expected life	-	2-6 years	-	2-6 years
Risk free interest rate	-	7 - 7.3%	-	7 - 7.3%
Volatility	-	34 - 54%	-	34 - 54%

The Finance Act, 2007 included Fringe Benefit Tax (“FBT”) on Employee Stock Option’s Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the quarter and year ended March 31, 2008, 4,41,821 and 7,85,896 equity shares were issued pursuant to the exercise of stock options by employees under both the 1998 and 1999 stock option plans. During the quarter and year ended March 31, 2008 FBT on exercise of stock options of Rs. 1 crore and Rs. 2 crore respectively has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the Profit and loss account.

24.2.8. Income taxes

The provision for taxation is the tax liability in India on the company’s worldwide income. The tax has been computed on the worldwide income as reduced by exempt income in India and related tax credit in India for tax liabilities arising on overseas income sourced from those countries.

Most of the company’s and all of Infosys BPO’s operations are conducted through Software Technology Parks (“STPs”).  Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development or March 31, 2009.

Infosys also has operations in a Special Economic Zone ("SEZ's"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

Pursuant to the amendments in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs 175 crore is carried in "Loans and Advances" in the balance sheet as of March 31, 2008.

The tax provision for the quarter ended and for the year ended March 31, 2008 includes a net reversal of Rs 20 crores and Rs 121 crores respectively for liability no longer required.
24.2.9. Loans and advances
in Rs. Crore
Particulars			As at
			March 31, 2008	March 31, 2007
Deposits with financial institutions and body corporate:
HDFC Limited			1,000	13
GE Capital Services India Limited			285	161
Life Insurance Corporation of India			161	121
			1,446	295
Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.
Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

24.2.10. Fixed assets
Profit / loss on disposal of fixed assets during the quarter and year ended March 31, 2008 and 2007 is less than Rs.1 crore and accordingly disclosed in note 24.3

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2008.

24.2.11. Details of Investments
Details of investments in and disposal of securities during the quarter and year ended March 31, 2008 and 2007:
in Rs crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Investment in securities
Liquid Mutual funds	85	870	2,045	4,500
	85	870	2,045	4,500
Redemption / Disposal of Investment in securities
Liquid Mutual funds	149	3,037	1,998	5,228
	149	3,037	1,998	5,228
Net movement in investment	(64)	(2,167)	47	(728)
24.2.12. Holding of Infosys in its subsidiaries
Name of the subsidiary		Country of incorporation	Holding as at
			March 31, 2008	March 31, 2007

Infosys BPO***		India	99.98%	98.92% #
Infosys Australia		Australia	100%	100%
Infosys China		China	100%	100%
Infosys Consulting		USA	100%	100%
Infosys Mexico		Mexico	100%	-
Infosys BPO s.r.o.*		Czech Republic	99.98%	98.92%
P-Financial Services Holding B.V. Netherlands **		Netherlands	99.98%	-

* Infosys BPO s.r.o is a wholly owned subsidiary of Infosys BPO.
**P-Financial Services Holding B.V. Netherlands is a wholly owned subsidiary of Infosys BPO

*** On December 8, 2006, the shareholders of Infosys BPO approved a buy-back of upto 12,79,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006. As of March 31, 2008 Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.

# Excludes deferred purcase of share from shareholders of Infosys BPO of 3,60,417 shares

On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. Netherlands and its subsidiaries. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics NV (Philips), a company incorporated under the laws of Netherland, for acquiring the shared service centres of Philips for finance, accounting (F&A) and procurement business in Poland, Thailand and India (Philips BPO) for a consideration of Rs. 107 crore. The transaction was completed during the fiscal year and accounted as a business combination which resulted in a Goodwill of Rs. 83 crore.

Investment in Infosys Mexico

On June 20, 2007 the company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico ("Infosys Mexico"). As of March 31, 2008, the Company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Investment in Infosys BPO
Buyback of shares and options

In January 2007, the Company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The share holders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal Infosys had paid an aggregate of Rs 71 crore for the purchase of shares and options and had granted 1,51,933 Infosys options under the 1999 plan valued at fair value of Rs 12 crore.  Accordingly, the investment in Infosys BPO had increased by Rs 83 crore and reserves had increased by 12 crore in March 2007.

In February 2008, Infosys paid an aggregate of Rs 22 crore to complete the deferred purchase of 3,60,417 shares from certain employees of Infosys BPO. Consequent to this purchase, Infosys holding in Infosys BPO increased to 99.98% as at March 31, 2008.

Investment in Infosys Consulting

During the year ended March 31, 2008, the Company invested US$  20 million (Rs. 81 crore) in its wholly owned subsidary Infosys Consulting, Inc.  As of March 31, 2008, the Company has invested an aggregate of US$ 40 million (Rs. 171 crore) in the subsidiary.

24.2.13. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date.  As at March 31, 2008,  the company has provided for doubtful debts of Rs. 20 crore (Rs. 7 crore as at March 31, 2007) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

24.2.14. Segment reporting

The Group’s operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments.  Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment.  Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably.  The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.  Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client.  North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.
Industry segments
Quarter ended March 31, 2008 and 2007:
in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,541	747	1,021	538	695	4,542
	1,396	487	826	406	657	3,772
Identifiable operating expenses	622	323	353	222	276	1,796
	585	194	306	165	274	1,524
Allocated expenses	431	209	285	150	193	1,268
	390	136	230	113	182	1,051
Segmental operating income	488	215	383	166	226	1,478
	421	157	290	128	201	1,197
Unallocable expenses						157
						145
Operating income						1,321
						1,052
Other income (expense), net						139
						120
Net profit before taxes and exceptional items						1,460
						1,172
Income taxes						211
						27
Net profit after taxes and before exceptional items						1,249
						1,145
Income from sale of investments (net of taxes)						-
						-
Net profit after taxes, exceptional items and before minority interest						1,249
						1,145
Year ended March 31, 2008 and 2007:
in Rs. crore
	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	5,972	2,454	3,597	1,971	2,698	16,692
	5,209	1,877	2,679	1,394	2,734	13,893
Identifiable operating expenses	2,449	1,077	1,308	821	1,108	6,763
	2,216	786	1,021	570	1,100	5,693
Allocated expenses	1,679	690	1,011	553	758	4,691
	1,429	514	735	382	749	3,809
Segmental operating income	1,844	687	1,278	597	832	5,238
	1,564	577	923	442	885	4,391
Unallocable expenses						598
						514
Operating income						4,640
						3,877
Other income (expense), net						704
						370
Net profit before taxes and exceptional items						5,344
						4,247
Income taxes						685
						386
Net profit after taxes and before exceptional items						4,659
						3,861
Income from sale of investments (net of taxes)						-
						6
Net profit after taxes, exceptional items and before minority interest						4,659
						3,867
Geographic segments
Quarter ended March 31, 2008 and 2007:
in Rs. crore
		North America	Europe	India	Rest of the World	Total
Revenues		2,758	1,330	58	396	4,542
		2,362	1,003	56	351	3,772
Identifiable operating expenses		1,152	501	5	138	1,796
		1,005	392	9	118	1,524
Allocated expenses		771	372	16	109	1,268
		658	280	16	97	1,051
Segmental operating income		835	457	37	149	1,478
		699	331	31	136	1,197
Unallocable expenses						157
						145
Operating income						1,321
						1,052
Other income (expense), net						139
						120
Net profit before taxes and exceptional items						1,460
						1,172
Income taxes						211
						27
Net profit after taxes and before exceptional items						1,249
						1,145
Income from sale of investments (net of taxes)						-
						-
Net profit after taxes, exceptional items and before minority interest						1,249
						1,145
Year ended March 31, 2008 and 2007:
in Rs. crore
		North America	Europe	India	Rest of the World	Total
Revenues		10,349	4,683	219	1,441	16,692
		8,802	3,664	215	1,212	13,893
Identifiable operating expenses		4,371	1,809	45	538	6,763
		3,775	1,437	55	426	5,693
Allocated expenses		2,909	1,316	62	404	4,691
		2,413	1,005	59	332	3,809
Segmental operating income		3,069	1,558	112	499	5,238
		2,614	1,222	101	454	4,391
Unallocable expenses						598
						514
Operating income						4,640
						3,877
Other income (expense), net						704
						370
Net profit before taxes and exceptional items						5,344
						4,247
Income taxes						685
						386
Net profit after taxes and before exceptional items						4,659
						3,861
Income from sale of investments (net of taxes)						-
						6
Net profit after taxes, exceptional items and before minority interest						4,659
						3,867

24.2.15 Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders
Particulars of dividends remitted:-
in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended March 31,		Year ended March 31,
		2008	2007	2008	2007
Interim dividend for Fiscal 2008	10,92,19,011	-	-	66	-
Interim dividend for Fiscal 2007	7,76,06,280	-	39	-	39
Final dividend for Fiscal 2007	10,92,18,536	-	-	71	-
Silver Jubilee special dividend*	7,70,94,270	-	-	-	116
Final dividend for Fiscal 2006*	7,70,94,270	-	-	-	33
* adjusted for bonus issue
24.2.16.Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The company made a provision of Rs Nil and Rs. Nil during the quarter and year ended March 31, 2008 (Nil and Rs. 2 crore for the quarter and year ended March 31, 2007) on trade investments.

The company provided Rs. Nil and Rs. 1 crore during the year ended on March 31, 2008 and March 31, 2007 respectively, on revision of the carrying amount of non-trade current investments to fair value.

Redemption for preference shares

On September 7, 2007 the company realised Rs. 0.36 crore on redemption of preference shares in M - Commerce Ventures Pte Limited, Sinagpore ("M-commerce"). There were no such transactions in the quarter and the year ended March 31,2007.The entire investment in M-commerce was fully provided for in earlier years.Accordingly , the realised gain was taken to the profit and loss account and provision written back.

24.2.17. Reconciliation of basic and diluted shares used in computing earnings per share
		Quarter ended March 31,		Year ended March 31,
		2008	2007	2008	2007
Number of shares considered as basic weighted average shares outstanding		57,18,27,067	56,27,77,938	57,13,98,340	55,68,52,339
Add: Effect of dilutive issues of shares/stock options		14,77,588	99,53,862	19,08,547	1,24,90,355
Number of shares considered as weighted average shares and potential shares outstanding		57,33,04,655	57,27,31,800	57,33,06,887	56,93,42,694
24.2.18.Intellectual Property Rights

Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US $4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the quarter ended December 31, 2006, Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability amounting to Rs. 6.5 crore (US$ 1.4 million) has been written back and disclosed in other income.

24.2.19. Exceptional item

During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.During the year ended March 31, 2007, the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is Nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) had been recognized in the profit and loss account as an exceptional item.

During the year ended March 31, 2007, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

24.2.20. Gratuity Plan

Effective April 1,2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves during fiscal year ended March 31, 2007.

The following table set out the status of the gratuity plan as required under AS 15.
Reconciliation of opening and closing balances of the present value of the defined benefit obligation:
in Rs. Crore
			As at
			March 31, 2008	March 31, 2007
Obligations at period beginning			225	183
Service Cost			50	45
Interest cost			17	14
Actuarial (gain)/loss			(8)	(1)
Benefits paid			(23)	(16)
Ammendement in benefit plan			(37)	-
Obligations at period end			224	225
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value			225	170
Expected return on plan assets			18	16
Actuarial gain/(loss)			2	3
Contributions			14	54
Benefits paid			(23)	(18)
Plans assets at period end, at fair value			236	225
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period			236	225
Present value of the defined benefit obligations at the end of the period			224	225
Asset recognized in the balance sheet			12	-
Assumptions
Interest rate			7.92%	7.99%
Estimated rate of return on plan assets			7.92%	7.99%
	Quarter ended March 31,		Year ended March 31,
	2008	2007	2008	2007
Gratuity cost for the period
Service cost	16	10	50	45
Interest cost	4	4	16	14
Expected return on plan assets	(5)	(4)	(18)	(16)
Actuarial (gain)/loss	(7)	(1)	(10)	(3)
Amortizations(reduction in benefits )	(1)	-	(4)	-
Net gratuity cost	7	9	34	40
Investment details of plan assets
100% of the plan assets are invested in debt instruments.
Assumptions
Interest rate			7.92%	7.99%
Estimated rate of return on plan assets			7.92%	7.99%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees.  The unamortized liability as at March 31, 2008 amounted to Rs 33 crores. Consequently to the reduction in obligation has resulted in excess Plan Assets over the Plan obligations and accordingly a gratuity asset of Rs 12 crores has been recorded in the books.

24.2.21. Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states benefit involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

24.2.22. Cash flow statement
a. The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2008 (Rs. 2 crore as at March 31, 2007 ) set aside for payment of dividends.

b. Deposits with financial institutions and body corporate as at March 31, 2008 include an amount of Rs.161 crore (Rs. 132 crore as at  March 31, 2007) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

24.3. Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below:
Balance Sheet Items
in Rs. Crore
Schedule	Description			As at
				March 31, 2008	March 31, 2007
Balance Sheet
3	Fixed assets
	Additions
	Vehicles			1.18	0.33
	Deductions/retirements
	Plant and machinery			146.47	0.35
	Furniture and fixtures			129.24	0.15
	Vehicles			0.05	-
	Depreciation
	Vehicles			0.55	0.31
	Depreciation on assets sold during the period
	Vehicles			0.03	-
7	Cash on hand			0.08	0.06
8	Unsecured, considered doubtful
	Advance to gratuity trust			12.00	0.01
10	Provision
	Gratuity payable			0.30	-
Profit & Loss Items
in Rs. Crore
Schedule	Description	Quarter ended March 31,		Year ended March 31,
		2008	2007	2008	2007
Profit & Loss
	Provision for investment	(0.36)	(0.79)	(0.36)	2.21
12	Selling and Marketing expenses
	Staff Welfare	0.66	0.79	2.74	3.25
	Printing and stationery	0.39	0.47	1.37	1.40
	Office maintenance	0.10	0.03	0.42	0.25
	Consumables	0.08	0.07	0.28	0.30
	Software for own use	0.04	0.07	0.12	0.42
	Computer maintenance	(0.07)	0.01	0.03	0.08
	Insurance charges	0.05	0.08	0.20	0.10
	Rates and taxes	0.01	(0.01)	0.03	-
	Miscellaneous expenses	0.16	0.13	1.03	-
	Sales promotion expenses	0.65	0.69	2.32	2.32
	Communication Expenses	0.75	0.41	2.11	0.96
13	General and Administrative expenses
	Staff Welfare	-	-	0.55	-
	Guesthouse maintenance	0.32	-	2.16	-
	Provision for doubtful loans and advances	0.23	0.48	0.56	1.16
	Commission to non-wholetime directors	1.05	0.45	4.08	1.63
	Auditor’s remuneration :
	Statutory audit fees	0.38	0.28	1.27	0.90
	Out-of-pocket expenses	0.01	0.04	0.04	0.04
	Certification charges	0.01	0.01	0.11	0.01
	Others	0.11	(0.02)	0.11	(0.02)
	Bank charges and commission	0.38	0.30	1.45	1.48
	Freight charges	0.21	0.33	1.01	0.65
	Transaction processing fee and filing fee	-	1.35	-	1.35
24.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.23	0.48	0.56	1.16
	Auditor’s remuneration :
	statutory audit fees	0.38	0.28	1.27	0.90
	certification charges	0.01	0.01	0.11	0.01
	out-of-pocket expenses	0.01	0.04	0.04	0.04
	Others	0.11	(0.02)	0.11	(0.02)
	Bank Charges and Commission	0.38	0.30	1.45	1.18
	Sales promotion expenses	0.65	0.69	2.32	2.32
	Freight charges	0.21	0.33	1.01	0.65
	Guesthouse maintenance	0.32	-	2.16	-
	Commission to non-wholetime directors	1.05	0.45	4.08	1.63
	Transaction processing fee and filing fee	-	1.35	-	1.35
24.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.16	0.04	0.21	0.17
	Loss on disposal of fixed assets, included in miscellaneous expenses	-	(0.02)	(0.01)	(0.05)
	Minority Interest	-	1.00	1.21	11.00
24.2.16	Provision for investments	(0.36)	(0.79)	(0.36)	2.21
Cash Flow Statement Items
in Rs. Crore
Schedule	Description	Quarter ended March 31,		Year ended March 31,
		2008	2007	2008	2007
Cash Flow	Profit/ loss on sale of fixed assets	0.16	0.02	0.21	0.12
Statement	Provisions for investments	(0.36)	(0.79)	(0.36)	2.21
	Proceeds on disposal of fixed assets	0.43	0.44	0.47	0.70

Transactions with key management personnel
Key management personnel comprise directors and statutory officers.
Particulars of remuneration and other benefits provided to key management personnel during the quarter and year ended March 31, 2008 and 2007 are as follows:
in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Chairman and Chief Mentor
N R Narayana Murthy*	-	-	-	-
	-	-	-	-
	-	-	-	-
	0.06	0.02	0.21	0.29
Co-Chairman
Nandan M Nilekani	0.06	0.01	0.18	0.25
	0.04	0.01	0.09	0.14
	0.21	0.05	0.56	0.82
	0.16	0.04	0.33	0.53
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.06	0.01	0.18	0.25
	0.04	0.01	0.09	0.14
	0.21	0.05	0.55	0.81
	0.16	0.04	0.34	0.54
Chief Operating Officer
S D Shibulal	0.06	0.01	0.17	0.24
	0.04	0.01	0.09	0.14
	0.20	0.05	0.53	0.78
	0.13	0.04	0.29	0.46
Whole-time Directors
K Dinesh	0.06	0.01	0.18	0.25
	0.03	0.01	0.09	0.13
	0.21	0.05	0.56	0.82
	0.13	0.04	0.33	0.50
T V Mohandas Pai	0.09	0.03	0.44	0.56
	0.06	0.02	0.16	0.24
	0.33	0.11	1.36	1.80
	0.24	0.08	0.60	0.92
Srinath Batni	0.08	0.02	0.27	0.37
	0.05	0.01	0.13	0.19
	0.31	0.08	0.88	1.27
	0.20	0.04	0.50	0.74
Chief Financial Officer
V Balakrishnan	0.06	0.02	0.06	0.14
	0.04	0.01	0.13	0.18
	0.26	0.08	0.70	1.04
	0.17	0.05	0.56	0.78
* Wholetime director till August 20, 2006
Particulars of remuneration and other benefits paid to key management personnel during the quarter and year ended March 31, 2008 and 2007:
Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.15	-	-	0.15
	0.05			0.05
	0.56	-	0.01	0.57
	0.23			0.23
Prof.Marti G. Subrahmanyam	0.12	-	0.01	0.13
	0.04	-	0.06	0.10
	0.47	-	0.12	0.59
	0.21	-	0.11	0.32
Dr.Omkar Goswami	0.10	-	-	0.10
	0.04			0.04
	0.44	-	0.01	0.45
	0.19	-	0.02	0.21
Sen.Larry Pressler	-	-	-	-
	0.01	-	-	0.01
	-	-	-	-
	0.04	-	0.03	0.07
Rama Bijapurkar	0.10	-	-	0.10
	0.04			0.04
	0.44	-	0.01	0.45
	0.21	-	0.01	0.22
Claude Smadja	0.10	-	0.08	0.18
	0.04	-	0.03	0.07
	0.42	-	0.20	0.62
	0.21	-	0.20	0.41
Sridar A. Iyengar	0.15	-	-	0.15
	0.07	-	0.05	0.12
	0.55	-	0.09	0.64
	0.33	0.01	0.13	0.47
Jeffrey S. Lehman	0.11	-	0.02	0.13
	0.03			0.03
	0.43	-	0.02	0.45
	0.18	-	-	0.18
David L. Boyles	0.12	-	-	0.12
	0.04			0.04
	0.47	-	-	0.47
	0.21	-	-	0.21
N. R. Narayana Murthy*	0.13	-	-	0.13
	0.05			0.05
	0.50	-	-	0.50
	0.14	-	-	0.14
* Appointed as Additional Director effective August 21, 2006.

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